

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

September 11, 2007

<u>By facsimile to (312) 984-7700 and U.S. Mail</u>

Mr. Joseph Chalhoub
President and Chief Executive Officer
Heritage-Crystal Clean, Inc.
2175 Point Boulevard, Suite 375
Elgin, IL 60123

Re: Heritage-Crystal Clean, Inc.
       Pre-effective Amendment 2 to Registration Statement on Form S-1
       Filed August 31, 2007
       File No. 333-143864

Dear Mr. Chalhoub:

We reviewed the filing and have the comments below.

1.   We note your response to prior comment 1. Please tell us supplementally what analysis you have made as to whether the offer of the shares in the Direct Placement is consistent with Section 5 of the Securities Act. Please advise us of all of the facts relevant to your analysis, including what, if any, materials you have provided to the offerees in the Direct Placement, providing us with copies of any such materials.   In addition, please clarify for us what role William Blair and Piper Jaffray have served in connection with the Direct Placement. We note that you will pay these entities $980,000 for acting as placement agents, yet your response states that certain persons made unsolicited oral requests to the board to purchase shares in the offering. We may have additional comments upon review of your response.

<u>Cash Bonus, page 51</u>

2.   The revised disclosure in response to prior comment 2 remains is unclear. As drafted, the terms "discretionary bonuses" and "budgeted non-discretionary bonuses" are confusing. Similarly, the statement that HCCI targets discretionary bonuses equal to 25% of the budgeted non-discretionary bonuses could appear to be inconsistent with the statement

that the remaining 20% of the actual cash bonus pool is assigned as a discretionary bonus. Revise to include the information that you gave us:

- The projected cash bonus pool or the projected total pool is divided into two portions: 80% represents the projected bonus pool, and 20% represents the projected discretionary pool.

- The actual cash bonus pool or the actual total pool is divided into two portions: 80% represents the actual bonus pool, and 20% represents the actual discretionary pool.

Potential Payments Upon Termination, page 62

3.   Based on the response to prior comment 4, it appears that the amounts shown in the table on pages 63 and 64 under "Without cause" and "For Good Reason" represent double the amounts of the current base salaries of Messrs. John Lucks and Gregory Ray. If true, so indicate by footnote or otherwise.

Principal Stockholders, page 66; Merger with BRS-HCC Investment Co., Inc., page 69

4.   Revised disclosure indicates that the stockholders of BRS-HCC Investment Co., Inc. will receive the shares of common stock and preferred stock in HCCI that would otherwise have been issued to BRS-HCC Investment Co., Inc. in the merger. In your discussion of the merger, please clarify that BRS II owns 99.84% of BRS-HCC, and include it in the beneficial ownership table along with the number of shares it will have the right to acquire.

5.   Please describe the business purpose for the merger of BRS-HCC Investment Co. into the company. Further, since the holders of BRS-HCC will receive the shares of the company that BRS-HCC would have received even without the merger, please explain what consideration will be given by HCCI for the merger. We may have additional comments upon review of your response.

Statement of Operations, page F-4

6.   We note your response to prior comment 5; however, as indicated in the "Status" section of EITF 96-09, classification of markdowns in cost of sales is not limited to those instances where there is a restructuring or an exit activity because of the normal and recurring nature of management's decisions regarding inventory. In this case, it appears that the loss of your customer resulted in management's decision to assess the value of reuse inventory, resulting in a charge to reflect the fair market value of remaining reuse

inventory. In this regard we believe that charge to reduce solvent inventories to net realizable value should be classified as cost of sales in your statement of operations for the first half ended June 16, 2007.

Note 10 – Management Equity Incentive Plan, page F-13

7.   We note your response to prior comment 7; however, it is unclear to us how you determined the compensation expense related to "120 units that vest based on certain performance conditions of one of the company's operating divisions through 2011." In this regard, please supplementally tell us how the number of units vested was determined based on the performance conditions met during the first half ended June 16, 2007.

Note 11 – Pro Forma Adjustments (Unaudited), page F-14

8.   We note your response to prior comment 9; however, EITF 03-06 refers to participating securities, but does not contemplate mandatorily redeemable shares or forward contracts that require physical settlement by repurchase of a fixed number of the issuer's equity shares in exchange for cash, as appears to be the case with your redeemable capital units. In this regard, we believe that your mandatorily redeemable shares and capital units should be excluded in the calculation of basic and diluted earnings per share as required by paragraph 25 of SFAS 150.

Closing

File an amendment to the registration statement in response to the comments. To expedite our review, HCCI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If HCCI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since HCCI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If HCCI requests acceleration of the registration statement's effectiveness, HCCI should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve HCCI from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- HCCI may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that HCCI provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Mark A. Harris, Esq.
        Heidi J. Steele, Esq.
        McDermott Will & Emery LLP

227 West Monroe Street, Suite 4700
Chicago, IL 60606

Larry A. Barden, Esq.
Robert L. Verigan, Esq.
Sidley Austin LLP
1 South Dearborn Street
Chicago, IL 60603